CONSENT OF EXPERT
The undersigned does hereby consent to:
(1)the use of the written disclosure derived from the report entitled "Las Chispas Operation Technical Report", dated September 5, 2023, with an effective date of July 19, 2023 (the "Technical Report") in the Annual Information Form for the year ended December 31, 2023 ("AIF") of SilverCrest Metals Inc. (the "Company"), and the Company's Management's Discussion and Analysis for the year ended December 31, 2023 (the "MD&A") being filed as an exhibits to the Company's Form 40-F Annual Report for the fiscal year ended December 31, 2023, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission; and
(2)the use of my name in connection with reference to my involvement in the preparation of the Technical Report, and to references of the Technical Report and my name, in the AIF and the 40-F.

WSP CANADA INC.

	By:	/s/ Christopher Lee
Christopher Lee, P.Eng
March 11, 2024